Exhibit 1

For Immediate Release

Pointer Telocation's Q4 2016 Financial Results Release & Conference Call Scheduled for March 2nd, 2017

Rosh HaAyin, Israel February 21, 2017. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it will release its financial results for the fourth quarter and full year of 2016 on Thursday, March 2nd, 2017.

Pointer Telocation's management will host a conference call that same day, at 10:00 ET, 17:00 Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: 1-888-281-1167

From Israel: 03-918-0644

A replay will be available the day following the call on the company’s website: www.pointer.com

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com

Yaniv Dorani, V.P. Finance

Tel.: +972-3-572 3111

E-mail: yanivd@pointer.com

1